FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR March 4, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                              FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         March 3, 2008


Item 3   News Release
         ------------

         Issued March 3, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------


VANCOUVER, BC, CANADA, March 3, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced today it restarted operations at its West Lorne, Ontario facility following completion of its upgrade. The plant had undergone an upgrade process to increase its nominal capacity to 130 tonnes of biomass input per day, a 30 % increase in capacity, and to incorporate technological advances that were developed and implemented in Dynamotive's 200 tonne per day capacity plant located in Guelph, Ontario. The plant incorporates a 2.5 megawatt electric cogeneration package developed by Magellan Aerospace.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, March 3, 2008 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced today it restarted operations at its West Lorne, Ontario facility following completion of its upgrade.

The plant had undergone an upgrade process to increase its nominal capacity to 130 tonnes of biomass input per day, a 30 % increase in capacity, and to incorporate technological advances that were developed and implemented in Dynamotive's 200 tonne per day capacity plant located in Guelph, Ontario. The plant incorporates a 2.5 megawatt electric cogeneration package developed by Magellan Aerospace.

The renewable biofuel produced at the plant, known as BioOil, is made from waste wood and formulated for non-transportation industrial applications. Fuel exports, as well as power generation, from the plant are expected to start in March. Output of the plant is contracted to power generation and specialty applications with some production being reserved by Dynamotive for market development purposes.

West Lorne progress will be reported on the Dynamotive website.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013


Item 9   Date of Report
         --------------

         March 3, 2008

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                             (signed)     "Andrew Kingston"
                                           ---------------
                                           Andrew Kingston
                                           President & CEO








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   DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  March 3, 2008

           BioOil Production Re-Starts at West Lorne Facility;
                       Upgrade of Plant Completed

VANCOUVER, BC, CANADA, March 3, 2008 - Dynamotive Energy Systems
Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced today it restarted operations at its West Lorne, Ontario facility following completion of its upgrade.

The plant had undergone an upgrade process to increase its nominal capacity to 130 tonnes of biomass input per day, a 30 % increase in capacity, and to incorporate technological advances that were developed and implemented in Dynamotive's 200 tonne per day capacity plant located in Guelph, Ontario. The plant incorporates a 2.5 megawatt electric cogeneration package developed by Magellan Aerospace.

The renewable biofuel produced at the plant, known as BioOil, is made from waste wood and formulated for non-transportation industrial applications. Fuel exports, as well as power generation, from the plant are expected to start in March. Output of the plant is contracted to power generation and specialty applications with some production being reserved by Dynamotive for market development purposes.

West Lorne progress will be reported on the Dynamotive website.

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material.
When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com


Contacts:
Nathan Neumer, Director of Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.



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